[Munger, Tolles & Olson LLP Letterhead]

August 29, 2007

VIA EDGAR AND FEDERAL EXPRESS		WRITER'S DIRECT LINE (213) 683-9144 (213) 683-5144 FAX Mark.Kim@mto.com
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 4561

Attn:	Michael McTiernan David H. Roberts Dan Gordon Jessica Barberich

Re:	Internet Brands, Inc. Registration Statement on Form S-1 File No. 333-144750 Initially filed on July 20, 2007 Amendment No. 1 filed on August 29, 2007

Ladies and Gentlemen:

        On behalf of Internet Brands, Inc. (the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated August 17, 2007 relating to the above-referenced registration statement (the "Registration Statement") filed with the Commission on Form S-1 (File No. 333-144750) on July 20, 2007.

        The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement ("Amendment No. 1"), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing four (4) blacklined copies, complete with exhibits, of Amendment No. 1, marked to show changes from the Registration Statement filed on July 20, 2007.

        In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company's response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1. Except as otherwise specifically indicated, page references in the Company's responses to the Staff's comments correspond to the pagination of Amendment No. 1.

General Comments

1.
The basis for your comparative factual assertions and for your management's beliefs must be clear from the text of the prospectus or supporting documentation must be provided to us. Please revise your disclosure throughout the document to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:

•
"[i]n June 2007, we purchased Jelsoft Enterprises Limited (Jelsoft), the developer of vBulletin, making us the largest licensor of proprietary community bulletin board software." (page 1)

•
"our platform facilitates rapid audience growth by delivering better user interfaces, faster website operating speeds, more appealing tools, and stronger online advertising capabilities." (page 2)

•
"We expect that the businesses we acquired during the fourth quarter of 2006 and the first quarter of 2007 will favorably impact revenues in future quarters." (page 49)

  RESPONSE TO COMMENT 1:

        The Company has revised the disclosure on pages 2, 49, 64, 68, 70 and 73 to reflect the Staff's comment. In addition, the Company is providing supporting documentation under separate cover.

2.
We note your use of the term "leading" throughout the prospectus. For instance, on page 1, 63 and 37 you note that your "network includes a leading automotive e-commerce website (CarsDirect.com), a leading network of online automotive enthusiast communities, leading websites in the travel and leisure category (Wikitravel.org and FlyerTalk.com), and leading home and home improvement websites (ApartmentRatings.com and DoItYourself.com)." Please revise to clarify the measure you are using to determine your leadership position. Provide us with current industry data that supports these assertions and clearly mark the location of the information you believe is supportive of the statement referenced.

  RESPONSE TO COMMENT 2:

        The Company has revised the disclosure on pages 1, 2, 41, 64, 66, 69, 70 and 71 to reflect the Staff's comment.

3.
Please clearly explain your business with the goals of plain English in mind. The use of industry jargon and technical terms may not be clear to someone who is not familiar with your business or your industry. We note the following examples:

•
horizontal portals

•
modular in design

•
scalable solutions

        Please revise your prospectus to eliminate or substantially limit your use of industry jargon and technical terms. Instead, describe your business in clear, plain language.

  RESPONSE TO COMMENT 3:

        The Company has revised the disclosure on pages 1, 2, 21, 64-65, 66 and 68 to reflect the Staff's comment.

4.
Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer to comScore, Forrester Research, IDC, J.D. Power and Associates, JupiterResearch and PhoCusWright. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts' consent as exhibits to the registration statement.

  RESPONSE TO COMMENT 4:

        The Company is providing highlighted copies of the reports cited on pages 65 and 66 under separate cover. The reports were not prepared for the Company, and the Company did not commission the reports.

Prospectus Summary

5.
Please include a brief description of your dual-class structure and the post-IPO Class B voting control.

  RESPONSE TO COMMENT 5:

        The Company has revised the disclosure on pages 3-4 to reflect the Staff's comment.

6.
You state that you "operate a rapidly growing network of more than 40 principal websites." Please revise to disclose the exact number of websites that you currently own.

  RESPONSE TO COMMENT 6:

        The Company has revised the disclosure on pages 1, 6, 41, 64 and 72 in response to the Staff's comment, to reflect the exact number of principal websites currently owned. The Company respectfully submits that disclosing the total number of websites currently owned, irrespective of whether such websites meet certain criteria relating to the size of their audiences, would not provide meaningful disclosure to prospective investors. The Company owns hundreds of uniform resource locators that are not material to its consumer Internet business because they generate no or only de minimis revenues, and the Company incurs no or only de minimis costs to operate them. Thus, stating the total number of websites owned by the Company would provide a potential investor with information that fails to promote an understanding of the Company's consumer Internet business and could be potentially confusing or misleading.

Risks Related to Our Business, page 3

7.
In order to balance the discussion of your strengths in the summary section, please add a brief description of the most significant risk factors.

  RESPONSE TO COMMENT 7:

        The Company has revised the disclosure on page 3 to reflect the Staff's comment.

Risk Factors, page 9

8.
Please consider adding a risk factor addressing the risk of identity theft. This discussion should include whether you have experienced any compromises or breaches of your security systems. If you have experienced such compromises or breaches, discuss why they occurred and how often they have occurred.

  RESPONSE TO COMMENT 8:

        While the Company has not experienced any known significant compromises or breaches of its security systems, the Company has revised the disclosure in the risk factor on page 21 entitled "The increased security risks of online advertising and e-commerce may cause us to incur significant expenses and may negatively impact our credibility and business" to reflect the Staff's comment.

9.
Please add a risk factor addressing the potential dilutive effects that the conversion of your Class B common stock, exercise of your outstanding options, and exercise of your outstanding warrants could have on the price of your stock and ownership interest in you.

  RESPONSE TO COMMENT 9:

        The Company has revised the disclosure in the risk factor on pages 27-28 entitled "Our dual-class capitalization structure and the heavy concentration in our ownership will impose limits on the control exercisable by holders of our Class A common stock, and conversion features of our Class B common stock may dilute the holders of our Class A common stock" to reflect the Staff's comment. The Company has also added an additional risk factor on page 28 entitled "The options and warrants that will be outstanding following this offering may result in our stock price being lower than it would have been had the options and warrants not been issued" to reflect the Staff's comment.

Our revenues decreased quarter-over-quarter for the three-month period ended March 31, 2007 compared to the three months ended March 31, 2006 and may continue to decline, page 9

10.
Please revise this risk factor to note that on a quarter over quarter basis your revenue has decreased in three out of the last four quarters.

  RESPONSE TO COMMENT 10:

        The Company has revised the risk factor on page 10 entitled "Our revenues decreased for the six-month period ended June 30, 2007 compared to the six-month period ended June 30, 2006 and may continue to decline" to reflect the Staff's comment.

We are dependent on three vertical website categories for most of our revenues, page 9

11.
Please revise to note the percentage of your revenues generated by each category and in the aggregate.

  RESPONSE TO COMMENT 11:

        The Company has revised the risk factor on pages 10-11 entitled "We are primarily dependent on a single vertical category for a majority of our revenues" to reflect the Staff's comment.

Problems in the functioning of our websites may harm our operations, page 13

12.
Please advise us whether you have experienced a system failure. If so, please revise your risk factor to describe the failure and the impact on your business.

  RESPONSE TO COMMENT 12:

        The Company supplementally advises the Staff that it has not experienced any significant system failures.

The increased security risk of online advertising and e-commerce..., page 20

13.
Please advise us as to whether you have experienced any compromises or breaches of your security systems. If you have experienced such compromises or breaches, revise your disclosure to note why they occurred and how often they have occurred.

  RESPONSE TO COMMENT 13:

        The Company supplementally advises the Staff that it has not experienced any known significant compromises or breaches of its security systems.

The price of our Class A common stock may be volatile, page 25

14.
We note that most of the factors you list that may influence the market price of your shares appear to be generic to all public companies. For instance, you list regulatory developments and major catastrophic events as factors that may influence the market price of your shares. Please revise to ensure that each factor describes the specific risks to your company.

  RESPONSE TO COMMENT 14:

        The Company has revised the risk factor on page 27 entitled "The price of our Class A common stock may be volatile" to reflect the Staff's comment.

Use of Proceeds, page 32

15.
Your disclosure suggests that you do not have any current "specific plans for the use of a significant portion of the net proceeds." Please disclose your plans for the remaining portion. In addition, please revise to discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

  RESPONSE TO COMMENT 15:

        The Company has revised the disclosure on page 33 to reflect the Staff's comment.

16.
We note that you may use a portion of the net proceeds to acquire products, technologies, or businesses. Please advise us of the status of any negotiations related to such acquisitions. Similarly, please tell us whether you currently have any agreements or commitments in place for capital expenditures that you expect to pay with proceeds from the offering.

  RESPONSE TO COMMENT 16:

        The Company supplementally advises the Staff that it currently has no agreements, commitments or understandings in place for capital expenditures that it expects to pay with proceeds from the contemplated offering.

Capitalization, page 33

17.
Please revise to remove the captions relating to cash and cash equivalents and investments available for sale from your presentation of capitalization since those balances are not part of your capitalization.

  RESPONSE TO COMMENT 17:

        The Company has revised the disclosure on page 34 to reflect the Staff's comment.

Dilution, page 35

18.
Please confirm to us that the tables will reflect the outstanding Class B shares.

  RESPONSE TO COMMENT 18:

        The Company confirms that the tables on page 36 will reflect the shares of our Class B common stock outstanding after completion of the contemplated offering, and has revised the disclosure on pages 36 and 37 to reflect the Staff's comment.

19.
We note on page 36 that you have a number of outstanding options and warrants that are convertible into Class C common stock, Series F preferred stock and Series D preferred stock. Since all these classes of stock will be eliminated upon consummation of the IPO, please revise this section to reflect the number of underlying shares of Class A common stock upon conversion.

  RESPONSE TO COMMENT 19:

        The Company has revised the disclosure on page 37 to reflect the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview

20.
Please revise to disclose your financial and non-financial performance indicators that management uses to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.

  RESPONSE TO COMMENT 20:

        The Company has revised the disclosure on pages 41-42 to reflect the Staff's comment.

Our Revenues, page 41

21.
Please briefly describe current economic trends in the automotive and housing industries and how you believe they will impact your future results.

  RESPONSE TO COMMENT 21:

        The Company has revised the disclosure on page 42 to reflect the Staff's comment.

22.
In the last paragraph of this section you state that international sales accounted for 7.6% of your revenues in 2006 and 9.3% of your revenues during the three months ended March 31, 2007. Please provide us with a list of countries in which you generate your revenue.

  RESPONSE TO COMMENT 22:

        The Company generates revenue in the United States, Canada and the United Kingdom. In addition, the Company receives an immaterial amount of revenue from additional sources outside the United States through credit card and merchant account transactions through the Internet. In these transactions, non-U.S. currencies paid are automatically converted to U.S. dollars by credit card companies and other payment intermediaries. Due to the nature of these transactions, the Company is unable to quantify the amount of such revenue or determine the countries of origin.

Liquidity and Capital Resources, page 58

23.
We note the discussion of your growth strategy in the Business section. Please revise here to discuss the estimated costs of this intended growth and how you intend to finance these long-term needs.

  RESPONSE TO COMMENT 23:

        The Company respectfully submits that it is difficult to estimate the costs of intended long-term growth. In addition, the Company notes that, as of June 30, 2007, it had approximately $18.9 million in cash and cash equivalents and $81.2 million in available-for-sale investments on its balance sheet. The Company believes that these funds, together with cash generated from its operations and the proceeds of this contemplated offering, will be sufficient to satisfy its currently anticipated cash requirements for the next twelve months.

24.
Please revise your disclosure to note whether you have any lines of credit currently available to you.

  RESPONSE TO COMMENT 24:

        The Company has revised the disclosure on page 59 to reflect the Staff's comment.

Business, page 63

25.
Please revise this section to include a listing of all of your websites.

  RESPONSE TO COMMENT 25:

        Consistent with the Company's discussion in response to Comment 6, the Company respectfully suggests that a listing of all websites it currently owns would not provide meaningful disclosure to a prospective investor. Such disclosure would instead provide a potential investor with information that fails to promote an understanding of the Company's business and that could well be potentially confusing or misleading. In response to the Staff's comment, the Company has added a new table on page 72 to provide a comprehensive listing of its principal websites.

vBulletin, page 71

26.
We note that you acquired Jelsoft Enterprises Limited, the developer of vBulletin, in June 2007 making you the largest licensor of proprietary community bulletin board software. You disclose on page 71 that the licensee pays an upfront fee for a perpetual license of vBulletin and twelve months of customer service. Please tell us your revenue recognition policy for this licensing and service revenue and reference the accounting literature that you are relying upon.

  RESPONSE TO COMMENT 26:

        The Company licenses "off-the-shelf" vBulletin software. The software site license includes a world-wide, perpetual, non-transferable license to use the vBulletin software applications and web-based software engines to the original purchaser and includes twelve months of online support service, including updates, training and installation support. Ongoing support service after the initial twelve-month support period is sold separately.

        The sale of vBulletin software is a multiple-element revenue arrangement, including both software and software-related elements. The sale is accounted for in accordance with the following policies as set forth in the American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 97-2, "Software Revenue Recognition."

        The sale of vBulletin software satisfies the three criteria of a multiple-element revenue arrangement:

  •
  The functionality of the delivered element(s) is not dependent on the undelivered element(s). (The functionality of the vBulletin software is not dependent on the customer support service.)

  •
  There is vendor-specific objective evidence ("VSOE") of fair value of the undelivered element(s). VSOE of fair value is based on the price charged when the undeliverable element is sold separately by the Company on a regular basis and not as part of the multiple-element arrangement. (The customer support service is sold separately at a price publicly available on the vBulletin website.)

  •
  Delivery of the delivered element(s) represents the culmination of the earnings process for that element(s). (Delivery of the vBulletin software completes all obligations of the Company to complete the sale.)

        The revenue from the sale is allocated to the separate units of accounting based on each unit's relative VSOE of fair value. In this case, there is VSOE of fair value of the customer support service but no such evidence for the vBulletin software. Therefore, the Company uses the residual method to allocate the sale consideration, in which the amount of consideration allocated to the vBulletin software equals the total consideration less the aggregate VSOE of fair value of the customer support service.

        Accordingly, revenue from vBulletin licensing is recognized upon delivery of the software to the customer and the revenue associated with the customer support service is recognized on a straight-line basis over the twelve-month customer support service agreement period.

Our Competition, page 72.

27.
Please revise to disclose your competitive position and your principal methods of competition (e.g., price, service, or product quality). This disclosure should include a discussion on both the positive and negative factors pertaining to your competitive position to the extent that they exist. Refer to Item 101(c)(x) of Regulation S-K.

  RESPONSE TO COMMENT 27:

        The Company has revised the disclosure on page 74 to reflect the Staff's comment.

The Process of Setting..., page 82

28.
We note your reference to "companies within our competitive space." Please disclose these companies and how they are selected.

  RESPONSE TO COMMENT 28:

        The Company has revised the disclosure on page 85 to reflect the Staff's comment.

Short-Term Compensation, page 84

29.
Please disclose the cash bonus target percentage of base salary for each named executive officer.

  RESPONSE TO COMMENT 29:

        The Company has revised the disclosure on page 86 to reflect the Staff's comment.

Long-Term Compensation, page 85

30.
We note your disclosure in the fourth paragraph that the exercise price of option grants generally equals fair market value. With respect to the 2007 option grants, please disclose if the exercise price was fair market value.

  RESPONSE TO COMMENT 30:

        The Company has revised the disclosure on page 87 to reflect the Staff's comment.

Alexander Emil Hansen, page 91

31.
You state that you entered into an employment agreement with Mr. Hansen on July 16, 2007. You also state that you expect to enter into an agreement with Tatum, LLC, whereby you pay Tatum, LLC a monthly fee equal to 20% of Mr. Hansen's monthly base salary for the first sixteen months of his employment. Please briefly disclose the business of Tatum, LLC, how its "resources" benefit you, whether Mr. Hansen controls Tatum, LLC and whether Mr. Hansen will benefit from payments you make to Tatum, LLC.

  RESPONSE TO COMMENT 31:

        The Company has revised the disclosure on pages 93-94 to reflect the Staff's comment.

Certain Relationships and Related Party Transactions, page 102

32.
We note on page 91 that you state that you expect to enter into an agreement with Tatum, LLC, whereby you will pay Tatum, LLC a monthly fee equal to 20% of Mr. Hansen's monthly base salary for the first sixteen months of his employment. Please revise this section to note this fact.

  RESPONSE TO COMMENT 32:

        The Company has revised the disclosure on page 105 to reflect the Staff's comment.

Principal and Selling Shareholders, page 105

33.
Please revise footnote 3 to disclose the natural person(s) that controls the voting and dispositive power over the shares held by Idealab.

  RESPONSE TO COMMENT 33:

        The Company has revised footnote 3 on page 109 to reflect the Staff's comment.

34.
Please advise us as to all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

  RESPONSE TO COMMENT 34:

        At this time, the Company is in the process of determining which stockholders will be selling shares in the contemplated offering. Once this process is complete, the Company will provide a response to the Staff's comment.

35.
If applicable, please provide an analysis of why the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•
how long the selling shareholders have held the securities;

•
the circumstances under which the selling shareholders received the securities;

•
the selling shareholders' relationship to the issuer;

•
the amount of securities involved;

•
whether the sellers are in the business of underwriting securities; and

•
whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

        Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

  •
  the seller purchased in the ordinary course of business; and

  •
  at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

  RESPONSE TO COMMENT 35:

        Please see the Company's response to Comment 34.

Requirements for Advance Notification of Stockholder Nominations and Proposals, page 112

36.
You state that your amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. Please revise this section to briefly describe these advance notice procedures.

  RESPONSE TO COMMENT 36:

        The Company has revised the disclosure on page 114 to reflect the Staff's comment.

Lock-up Agreements, page 114

37.
You state that substantially all of your other stockholders have agreed with us that they will not sell or otherwise transfer any shares of your common stock or your other securities for a period of 180 days after the date of this prospectus. Please quantify the amount of your shares not subject to lock-ups.

  RESPONSE TO COMMENT 37:

        The Company has revised the disclosure on page 116 to reflect the Staff's comment. At this time, 1,546,144 shares of the Company's Class A common stock are not subject to lock-up arrangements, but this figure may be subject to change. The Company will provide the final number in the prospectus when it has been confirmed.

Underwriting, page 119

38.
Please disclose which of the managing underwriters have performed services for you and briefly describe the type of services.

  RESPONSE TO COMMENT 38:

        Neither of the underwriters has provided any services to the Company to date. The Company has revised the disclosure on page 122 accordingly. If there are additional underwriters, the Company will update the disclosure if required.

Changes in Independent Registered Public Accounting Firm, page 125

39.
Please revise your disclosure to state whether you have authorized your former accountant to respond fully to the inquiries of BDO Seidman LLP concerning the subject matter of your change in revenue recognition practices.

  RESPONSE TO COMMENT 39:

        The Company has added disclosure on page 127 to reflect the Staff's comment.

Consolidated Statements of Operations, page F-5

40.
Please revise your filing to present pro forma EPS for the latest year and interim period giving effect to the conversion of all of the outstanding shares of your Series A, Series B, Series C, Series D, and Series E preferred stock into shares of your Class A common stock.

  RESPONSE TO COMMENT 40:

        The Company has revised the disclosure on pages 7, 38, F-5, F-18, F-45 and F-49 to present pro forma EPS for the latest year and interim period, giving effect to the conversion of all of the outstanding shares of its Series A, Series B, Series C, Series D and Series E preferred stock into shares of its Class A common stock.

Note 2—Summary of Significant Accounting Policies

Revenue Recognition, page F-9

41.
You disclose that you recognize revenue ratably over the contracted time period for graphical advertisements delivered on a CPM basis. You also disclose that a reserve is calculated to accrue for the under-delivery of guaranteed minimum impressions and credits. Please clarify what is meant by the term "ratably." Additionally, please provide us with more details regarding the reserve that is accrued. Tell us what happens if the guaranteed minimum impressions have not been delivered by the end of the contractual period and how often this occurs.

  RESPONSE TO COMMENT 41:

        Revenue is recognized based on the actual impressions delivered in the accounting period. In those cases where the Company bills in advance and the billing amount exceeds the actual revenue earned, the Company uses a contra-revenue account to adjust the estimated revenue to the amount actually earned. The Company has clarified the language used to describe the revenue recognition policy for graphical advertisements on page F-9, including removing the words "ratably" and "reserve."

        In cases in which the Company has not delivered the guaranteed minimum impressions as of the end of a contractual period, it provides a refund to such customer of the difference between actual impressions and the guaranteed minimum. The Company reconciles actual impressions delivered to the contracted impressions with its customers on a regular, often quarterly, basis. Adjustments resulting in refunds or additional billing are common and part of the normal customer management process.

42.
You disclose that you record new car and auto-financing brokerage revenue on a net basis in accordance with EITF 99-19. We also note that prior to 2004 you presented this revenue primarily on a gross basis and it appears that you wrote into the Division of Chief Accountants office and it was concluded that gross reporting was appropriate. In this regard, please provide us with the following:

  •
  Accounting basis for changing your recognition policy related to this revenue including whether or not the way you conduct your business changed or if new information became available to you

  •
  A detailed analysis of this revenue stream under EITF 99-19

  RESPONSE TO COMMENT 42:

        The Company's business model has changed significantly since its inception in 1998, both in terms of how it structures its brokerage relationships with its dealer base and in its reliance on the new car brokerage business.

        As described below, the Company believes that the change in its revenue reporting policy for new car brokerage to a net revenue presentation is appropriate in that it reflects the change in the Company's business model and is consistent with the guidance provided in Emerging Issue Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19").

        The consumer Internet business segment, which generates approximately 74% of the Company's revenue, is commission-based. The Company earns revenue on the basis of:

  •
  cost per lead (a commission on each lead);

  •
  cost per action (a commission on each brokered transaction); and

  •
  cost per click and cost per thousand impressions (both commissions on advertisements placed in the Company's online media).

        The Company believes that the net revenue presentation policy, showing the commission earned on new car brokerage, is consistent with the broader revenue presentation policies used for the Company's consumer Internet business and is in compliance with EITF 99-19.

        In evaluating the gross versus net revenue presentation issue, the Company evaluated the guidance contained within EITF 99-19. According to EITF 99-19, the primary factors or strong indicators that drive a gross revenue presentation are the (1) nature of the primary obligor and (2) general inventory risk standards; other factors may provide some evidence of gross treatment but receive significantly less weight than the two primary factors mentioned above.

        EITF 99-19 highlights these factors:

        The Company is not the primary obligor in the arrangement.    The Company provides the service of locating a customer's desired car and finding a dealer to fulfill delivery of that car. However, the dealer is responsible for warranty, recall or customer satisfaction issues after the car is delivered. This factor is considered a strong indicator of net revenue presentation.

        The Company does not have general inventory risk.    The Company takes vehicle orders from customers via the Internet and telephone and then executes a form, a vehicle commitment form (or "VCF"), to hold the car with the dealer until the transaction between the customer and the dealer is consummated.

        The Company's inventory risk has changed over time. In 1998, the Company's practice was to take physical possession of the cars sold. The VCF was a legally binding commitment to purchase the car from the dealer. The Company's commitment to purchase the vehicle existed even in cases when a customer failed to purchase the car after the customer had agreed to do so (an "unwind"). Therefore, at that time, inventory risk to the Company existed.

        Beginning toward the end of 2000, a series of changes in the Company's business processes and dealer relationships occurred. As a result, the nature of the VCF contract was modified, so that the VCF no longer bound the Company to acquire the car. With no legally enforceable contract, no inventory or unwinding risk exists. At no time did the Company bear responsibility for returns or warranty issues for the cars sold. This factor is considered a strong indicator of net revenue presentation.

        The Company has latitude in establishing price.    The Company establishes the price of the vehicle, although the price is not based on a formula related to the actual price paid by the Company for the vehicle. This factor indicates gross presentation for the revenue.

        The Company does not change the product nor does it perform part of the service.    The dealer fulfills delivery of the car, and the dealer or manufacturer makes any physical changes requested by a customer. The Company acts as a broker, matching the customer specifications for a vehicle and locating a dealer to provide that vehicle. This factor indicates net revenue presentation.

        The Company has discretion in supplier selection.    The Company uses multiple suppliers to source vehicles. Customers have no influence or discretion over the selection of the supplier. This factor indicates gross revenue presentation.

        The Company is not involved in the determination of the product or service specifications.    The Company assists customers in buying cars by providing online tools to select a specific vehicle with specific options. The customer determines the product and product specifications offered by dealers and manufacturers by using the tools on the Company's website. As the Company does not determine the product or specifications, this factor indicates net revenue presentation.

        The Company does not have physical inventory loss risk.    The Company assumes no physical inventory loss. The dealers maintain and insure the vehicle inventory. The customer takes title to the vehicle at the dealership. This factor indicates net revenue presentation.

        The Company does not bear credit risk.    The Company bears no credit risk. The vehicle is supplied to the customer by the dealer and only after the full sales price is collected. This factor indicates net revenue presentation.

        The amount the Company receives is not fixed, nor is it a fixed percentage.    The Company sets the price to the customer; the price is not based on a formula or fixed amount related to the actual price paid by the Company for the vehicle. This factor indicates gross revenue presentation.

        Conclusion.    In evaluating the guidance provided under EITF 99-19, the preponderance of the factors supports a net revenue presentation. In particular, analysis of the two strongest indicators of gross revenue presentation, the (1) nature of the primary obligor and (2) general inventory risk standards, support a net revenue presentation.

        The following other factors also indicate net revenue presentation:

  1.
  The Company does not change the product or perform part of the service.

  2.
  The Company is not involved in the determination of product or service specifications.

  3.
  The Company does not have physical inventory loss risk.

  4.
  The Company does not bear credit risk.

        The following minor factors indicate gross revenue treatment:

  1.
  The Company has latitude in establishing price.

  2.
  The Company has discretion in supplier selection.

  3.
  The amount the Company receives is not fixed, nor is it a fixed percentage.

        Although there are a few factors supporting a gross revenue presentation, the preponderance of the factors support net revenue presentation for the Company's new car brokerage business.

43.
You disclose on page 42 that you offer classified used-car listings for dealers and consumers for tiered fees on a monthly or "list until you sell" basis. If payment is made up-front for the listings offered on a "list until you sell" basis, tell us how you determine when to recognize the revenue.

  RESPONSE TO COMMENT 43:

        Some used-car listings are offered to dealers and consumers on a "list until you sell" basis. Payment for this service is made up front and refunds are not provided. The annual revenue for "list until you sell" services was less than $400,000, or 1.0%, of the Company's total revenue for each of the years in the three-year period ended December 31, 2006. The Company recognizes revenue from a used-car listing at the time the advertisement is placed. Revenue related to the listing is not deferred over the average life of the listing because the Company considers the amount to be deferred to be immaterial to its financial statements.

44.
You disclose on page 43 that flat-fee advertisers generally are not provided refunds for mid-term cancellations. Please tell us your refund policy and how you considered refunds when determining your revenue recognition policy. Please also tell us the amounts of revenue that were refunded during the years presented.

  RESPONSE TO COMMENT 44:

        The Company does not offer refunds for mid-term cancellation of advertisements which were sold on a flat-fee basis. Please note that the Company has revised the disclosure by clarifying the language on page 43.

        While the Company has considered refund requests from time to time for purposes of retaining a significant customer, such requests are unusual and granting a refund request is rare. Total refunds to clients requesting mid-term cancellations were less than $25,000 annually for each of the years in the three-year period ended December 31, 2006. In those limited cases where refunds were granted, they have been charged against revenue in the period granted. The Company does not maintain a reserve for future refunds as the amount is immaterial to the financial statements.

Stock-Based Compensation and Stock-Based Charges, page F-15

45.
You disclose that options exercised with a note receivable in 2003 continue to be accounted for under APB 25. You also disclose that effective January 1, 2006 you adopted the provisions of SFAS 123(R) using the modified prospective approach. Furthermore, on page F-35 you disclose that you will be accounting for the 9,814,000 exercised options underlying these notes receivables as of December 31, 2006 under variable accounting with future adjustments to additional paid-in capital for changes in the fair value of the underlying common stock until the notes are settled or modified. Please reconcile these three statements and explain to us in detail the effect that the adoption of SFAS 123(R) had on your accounting treatment for these awards.

  RESPONSE TO COMMENT 45:

        As the Company previously disclosed on page F-15 in Note 2, "Summary of Significant Accounting Policies—Stock-Based Compensation and Stock-Based Charges," the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payments," using the prospective approach and not the modified prospective approach. As a result, the Company respectfully submits that the disclosure does not need to be changed.

Note 4—Acquisitions, page F-19

46.
You disclose that for each significant acquisition, an independent valuation appraiser valued the identifiable assets at the time of acquisition; please confirm to us if any independent valuation appraisers were used in determining the values of the identifiable assets of the acquisitions included in these financial statements. If so, please name the independent valuation appraisers that you have referenced and include written consents from the appraisers that expressly consent to the inclusion of information regarding their appraisals. Please refer to Section 436 of Regulation C.

  RESPONSE TO COMMENT 46:

        The Company has revised the disclosure on pages 46, F-20 and F-51 to remove the references to the independent appraiser used to value identifiable assets of the Company's acquisitions.

47.
You disclose that you completed seven acquisitions in 2006, seven acquisitions in 2005, and two related acquisitions in 2004. Furthermore, on page F-50 you disclose that you completed nineteen acquisitions in the three months ended March 31, 2007, and on page F-54 you completed twelve acquisitions subsequent to March 31, 2007, primarily consisting of community websites. We also note on page II-2 in Item 15 you refer to some of these acquisitions as asset acquisitions. Please tell us how you determined that these acquisitions constituted businesses especially since it does not appear that you purchased equity interests in most of the acquisitions, but rather a set of assets, primarily made up of websites only. Please provide us with your detailed analysis of these acquisitions under EITF 98-3.

  RESPONSE TO COMMENT 47:

        Although a majority of the acquisitions were legally structured as asset purchases and a minority of these acquisitions were legally structured as stock purchases, all of them were comprised of revenue associated with ongoing contractual relationships and long-lived assets, including intangibles and systems that provide self-sustaining operations. These acquisitions were integrated onto the Company's operational platform and similarly managed by the Company.

        The Company utilized EITF Issue No. 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business," using the three-step approach to determine if the transactions were acquisitions of assets or businesses. Below is a summary of the analysis:

        Step 1.    Identify items in the set which were acquired:

  •
  long-lived assets, both tangible and intangible (acquired technology, website content and related intellectual property, servers, customer relationships, content and domain names);

  •
  the ability to obtain access to necessary rights;

  •
  systems, website and ad servers, operational standards, content development processes and community site protocols and conventions, accounting processes to bill advertisers and collect cash and business rules necessary to sustain normal operations;

  •
  staff or contractors who have worked on the website (occasionally the Company hires such contractors to moderate the online community, join the Company's advertising sales staff, or provide technical development services); and

  •
  the ability to obtain access to the advertising customers that purchase the advertising inventory and to the site users.

        Step 2.    Identify elements that are missing from the set:

  •
  website hosting at co-location facilities; and

  •
  general website management.

        Step 3.    The website hosting and co-location facilities and general management employees are necessary to conduct the operations of the websites; however, the Company concludes that those systems are minor because they can be obtained with relative ease and without significant cost.

        Conclusion.    Because the missing elements are considered minor, the acquisitions constitute businesses. In addition, because (1) the negotiated purchase prices are in excess of the identified tangible and intangible assets acquired, (2) no single asset represents a significant portion of the purchase prices, and (3) none of the acquired websites is considered a developmental company, the websites are considered businesses.

Note 10—Accounting for Stock-Based Compensation, page F-27

48.
Please provide the estimated IPO price or range when available. Also, please provide us a chronological summary of your issuances of preferred stock, common stock, and grants of stock options during 2006 and through the date of your response. With respect to each issuance, indicate the number of shares or options issued, the purchase price per share or exercise price per option, any restrictions or vesting terms, the fair value of your common stock on the date of issuance, and the related amount of compensation recognized in your financial statements. Reconcile for us the fair value assigned to your common stock to your estimated offering price per share and provide us with details of the significant factors contributing to the differences.

  RESPONSE TO COMMENT 48:

        a.    Current guidance for the estimated offering price per share range will be provided when available.

        b.    Following is a table of grants of stock options, by month, from January 2006 to date. No preferred or common stock was issued during this period.

	Common Stock Option Grant	Compensation Expense in Financial Statements(1)	Common Stock Fair Value
Jan-06			$2.00
Shares	14,286	$23,025
Exercise Price	$2.00
Restrictions/Vesting	4 year vesting
Feb-06			$2.00
Shares	352,758	$567,445
Exercise Price	$2.00
Restrictions/Vesting	4 year vesting
May-06			$2.00
Shares	90,000	$144,290
Exercise Price	$2.00
Restrictions/Vesting	4 year vesting
Aug-06			$2.35
Shares	87,500	$163,569
Exercise Price	$2.35
Restrictions/Vesting	4 year vesting
Nov-06			$2.35
Shares	111,000	$205,486
Exercise Price	$2.35
Restrictions/Vesting	4 year vesting
Feb-07			$2.35
Shares	693,226	$1,271,616
Exercise Price	$2.35
Restrictions/Vesting	4 year vesting
Mar-07			$2.35
Shares	212,500	$386,917
Exercise Price	$2.35
Restrictions/Vesting	4 year vesting
May-07			$3.95
Shares	215,241	$663,716
Exercise Price	$3.78
Restrictions/Vesting	4 year vesting
Jun-07			$3.95
Shares	150,000	$443,722
Exercise Price	$4.45
Restrictions/Vesting	4 year vesting

Jul-07		$4.75
Shares	243,000
Exercise Price	$4.75
Restrictions/Vesting	4 year vesting
Aug-07		$4.75
Shares	41,000
Exercise Price	$4.75
Restrictions/Vesting	4 year vesting

(1)
Amount to be expensed over the vesting period.

        c.    The Company's Board of Directors has considered the guidance in the AICPA's Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of the Company's common stock for purposes of setting the exercise prices of stock options. Factors considered by the Board of Directors in the determination of fair market value of the common stock include:

  •
  the most recent guidance from Financial Strategies Consulting Group, LLC, the independent valuation expert who appraises the Company periodically;

  •
  achievement of key milestones and events in the business, including changes in the business, profitability and cash flow;

  •
  future outlook for the business;

  •
  the Company's capital structure, including the liquidation preferences and rights of preferred stockholders; and

  •
  proximity to financing events or transactions.

        The Company was in a developmental stage prior to 2004 with an accumulated deficit in excess of $375 million. From 2004 through 2006, the Company generated consistent revenue and adjusted EBITDA growth on a year-over-year basis. In addition, beginning in 2004 and continuing through the six months ended June 30, 2007, the Company produced positive cash flow. Taking into account all of the factors above, the Board of Directors determined to increase the fair market value of the Company's common stock during those periods.

Note 11—Capitalization, page F-30

49.
You disclose that in the event of any liquidation, dissolution, or winding up of your company, including a change of control, the holders of Series A, B, C, D, E, and F Preferred Stock are entitled to receive $0.01, $0.77, $2.33, $15.76, $44.90, and $4.03 per share, respectively, plus declared but unpaid dividends on each share. In this regard, it appears that these preferred securities are redeemable upon the occurrence of an event that is not solely within your control. Please revise your filing to move the preferred stock out of permanent equity in accordance with Topic D-98 and ASR 268 or tell us why you believe that permanent equity classification is appropriate.

  RESPONSE TO COMMENT 49:

        Each of the current series of convertible preferred stock has similar terms, which include voting rights for each holder of preferred stock determined on an as-converted basis, as if the preferred stock had been converted into shares of the Company's Class A common stock. In determining whether or not the preferred stock should be presented as permanent equity, the Company considered the provisions of EITF Topic D-98 and Accounting Series Release 268, which provide that any liquidation event surrounding a security which is not solely within the control of the issuer requires that the security be classified outside of permanent equity on the issuer's balance sheet. While the preferred stockholders cannot directly cause the redemption of shares, Idealab Holdings, L.L.C. is both a preferred stockholder and has voting control of the Company. The question has arisen as to whether Idealab Holdings, L.L.C., through its voting control, could force a change in control in the Company, which would trigger the redemption of their preferred stock.

        Section 4(c) of the Company's Amended and Restated Certificate of Incorporation provides that a change in control cannot occur without the approval of a majority of the total number of votes of the Class A common stock then outstanding. The Company's management team and non-Idealab directors together own a majority of the Class A common stock, and Idealab Holdings, L.L.C. holds no Class A common stock. As a result, the management team and non-Idealab directors collectively have the ability to block any change-in-control event which would require a redemption of the Company's preferred stock. The Company has assessed other scenarios under which a change of control could occur and believes that the ultimate control of such an event remains with the Company.

        The Company accounts for the instruments described above as permanent equity because the preferred stockholders do not have the ability to cause a redemption without the approval of the Company. Accordingly, the preferred stock is presented in the equity section.

Note 12—Stock Options and Warrants, page F-35

50.
You disclose that you determine the fair value of your common stock for purposes of new option grants and the cost of options subject to variable accounting with the assistance of an independent valuation expert on an annual basis. Please revise your filing to name the independent valuation expert that you have referenced and include a written consent from the expert that expressly consents to the inclusion of information regarding its appraisals. Please refer to Section 436 of Regulation C.

  RESPONSE TO COMMENT 50:

        The Company has revised the disclosure on pages 47, 48 and 58 and has included the consent of the independent valuation expert as Exhibit 23.3.

51.
You disclose that as part of your acquisition of a minority interest in CD1Financial.com LLC you issued a fully-vested, non-forfeitable warrant for 2,085,910 shares of Class A common stock at an exercise price of $0.01. You also state that the warrant resulted in an increase in goodwill and APIC of approximately $29.6 million, its deemed fair value for accounting purposes. Please clarify how the warrant's "deemed fair value" differed from its "fair value." Also, please explain to us why the accelerated vesting of the warrant resulted in goodwill and was not considered an inducement to terminate the master agreement which is disclosed on page F-18 of your S-1 filed May 16, 2000.

  RESPONSE TO COMMENT 51:

        In May 1999, the Company entered into master and operating agreements (the "Agreements") with Bank One, N.A. ("Bank One") to form and operate CD1Financial to provide automotive-related financial products, including leases, loans and extended warranties to the Company's customers. The Company had a 51% member's interest in CD1Financial. As an integral part of these Agreements, Bank One obtained a 49% member's interest in CD1Financial, the exclusive right to finance vehicles brokered by the Company, and a warrant to purchase, for $0.01 per share, the number of Class A common stock which constituted that percentage of the Company's pro forma fully diluted preferred stock and Class A common stock prior to an initial public offering or change in control (an "Event") equal to the value of Bank One's interest divided by the combined value of CD1Financial and the Company immediately prior to an Event.

        In December 1999, the Company agreed to pay $32.9 million in cash and to accelerate the vesting of Bank One's warrant to purchase its Class A common stock in order to terminate the Agreements. At that time, the Company's business was based entirely on automotive brokerage.

        The Company's acquisition of Bank One's 49% minority interest was prompted by its forecast that auto financing would be a major component of the Company's revenue. This forecast has proven accurate; even today nearly one-third of the Company's automotive brokerage revenue comes from the commissions earned on brokering auto financing loans. Terminating the exclusivity contract was not an inducement since it represented little value, as auto financing is a commodity product with little variation in fees amongst lenders. The acquisition of the ownership interest, the acceleration of the vesting of the warrant and the termination of the Agreements were negotiated as part of a package; each element was an integral component to completing the minority interest acquisition. Accordingly, the Company considers that the total cost of the three agreements collectively constituted the fair value of the purchase consideration.

        The Company relied on Accounting Principles Board ("APB") Opinion No. 16 ("APB 16"), Paragraph 43, "Acquisition of a Minority Interest," to account for the transaction. The "deemed fair value" is the fair market value of the warrants in accordance with APB 16, Paragraphs 66-68, "Application of Purchase Method."

52.
Additionally on page F-18 of your S-1 filed May 16, 2000 you disclosed that you terminated the master agreement in exchange for approximately $30.9 million in cash and that this amount is included in the purchase price of the minority interest and accounted for as goodwill. Please tell us the accounting guidance that you relied upon to determine the appropriate accounting treatment. Also, please tell us if the master agreement had a termination provision and the amount of the provision, if applicable.

  RESPONSE TO COMMENT 52:

        The Company relied on APB 16, Paragraph 43, "Acquisition of a Minority Interest," and Paragraphs 66-68, "Application of Purchase Method," to account for the transaction. APB 16 provides that the consideration for a purchase is the fair value of the assets distributed, dependent on the nature of the specific transaction.

        The original master agreement did not specify a termination payment and did not contain specific termination provisions.

53.
You disclose that in 2001, your Board of Directors authorized the cancellation and re-issuance of the performance warrants and 158,629 of the previously granted warrants for Series D Preferred Stock with comparable warrants for Series F Preferred Stock at an exercise price of $4.03 a share, representing the board and management's evaluation of the fair value of the Company's Series F Preferred Stock. In substance, it appears that you exchanged the previously issued warrants to purchase Series D Preferred Stock at an exercise price of $15.76 a share for an equal number of warrants to purchase Series F Preferred Stock at an exercise price of $4.03 a share. Please tell us how you accounted for this exchange and cite the relevant accounting guidance that you relied upon. Please tell us the fair value of the new warrants at the time of the exchange and the fair value of the old warrants just prior to the exchange.

  RESPONSE TO COMMENT 53:

        The Company accounted for the exchange of the previously issued warrants to purchase Series D preferred stock at an exercise price of $15.76 a share for an equal number of warrants to purchase Series F preferred stock at an exercise price of $4.03 a share in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," paragraph 35. Under SFAS No. 123, a modification of the terms of an award that makes it more valuable shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of greater value, incurring additional compensation cost for the incremental value. The incremental value shall be measured by the difference between (a) the fair value of the modified option determined in accordance with the provisions of this Statement and (b) the value of the old option immediately before its terms are modified, determined based on the shorter of (1) its remaining expected life or (2) the expected life of the modified option. Accordingly, the Company calculated and recorded an incremental stock-based compensation expense of $79,806, which represented the difference between the warrants' fair value of $0.00 on the day prior to the modification and the warrants' fair value of $0.02 on the day of the modification.

Note 16—Segment Reporting, page F-40

54.
You disclose that you have two identifiable segments: consumer internet and licensing. However, we note on page 3 of your filing that you operate websites and provide services in three categories: automotive, travel and leisure, and home and home improvement; additionally, you operate two different kinds of websites in each of these categories: E-commerce/classifieds and enthusiast communities which earn revenues in different ways. Please tell us how many operating segments you have and how you determined that you only have two reporting segments. Please see SFAS 131 for reference.

  RESPONSE TO COMMENT 54:

        The Company has two operating segments: (1) consumer Internet, headquartered in El Segundo, California and (2) licensing, with headquarters of the Autodata Solutions, Inc. operations in London, Ontario, Canada and headquarters of the Jelsoft Enterprises Limited operations in Pangbourne, Berkshire, United Kingdom. The Company determined that its operating segments and its reportable segments are the same.

        Both operating segments:

  1.
  engage in business activities from which they earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

  2.
  produce operating results which are regularly reviewed by the enterprise's chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance, and

  3.
  produce discrete financial information.

        Each of the operating segments has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision-maker to discuss operating activities, financial results, forecasts, or plans for the segment.

  Consumer Internet

        The consumer Internet business operates a consumer Internet platform with 40 principal websites and a substantial number of smaller ones. Across that platform, revenue is earned from several product lines, including cost per lead, cost per action, cost per click and cost per thousand impressions. The websites operate in several areas of consumer interest: automotive, travel and leisure, and home and home improvement. Most of these websites target specific subsets of large consumer interest categories such as hybrid cars, car reviews, cruises, vacation homes, or residential real estate values. Other than automotive, no single area of interest currently represents more than 5% of total revenue, and in total, the non-automotive consumer interest areas represent less than 10%.

        The key element of the Company's consumer Internet business strategy is leveraging a common operating platform across all websites. Elements common to all websites include:

  •
  a single executive team (marketing, ad sales, human resources, editorial, technology, finance, etc.);

  •
  a single technology operations platform (single co-location facility for serving WebPages, shared database infrastructure, shared technology architecture team, common ad serving processes, shared reporting framework, etc.);

  •
  a single marketing team (keyword buying, affiliate marketing, newsletter/continuity marketing, etc.);

  •
  a single financial operations team (insertion order management, invoicing, cash application, collections, vendor payments, etc.);

  •
  a single facility; and

  •
  single administrative operations (legal, human resources, finance, etc.).

        The Company derives significant operating efficiencies by running its consumer Internet businesses on this shared platform. For example:

  •
  On the expense side, the Company typically launches new products internally with zero to two new employees; virtually all services are provided from the shared platform. Similarly, the Company typically reduces the expense structure of an acquired consumer Internet business by 15% to 60% by running the acquired business on the shared platform.

  •
  On the revenue side, the Company also benefits from the shared platform by optimizing advertising sales, website traffic, email and search engine placement across websites and product lines.

        The shared operating platform is managed by function (marketing, operations, technology, ad sales, content, human resources, finance, and legal, etc.), or by area of interest (automotive, travel and leisure, and home and home improvement). The Company employs several product managers, some of whom direct certain aspects of revenue generation and others who help develop vertical-specific content. None of these product managers establish policy or control hiring, assets, procurement, or strategy.

        The Company does not report discrete operating results such as net income, operating income or a bottom-line adjusted EBITDA at the product-line level (e.g., cost per lead, cost per action, cost per click and cost per thousand impressions) nor by "area of interest" level (e.g., automotive, travel and leisure, and home and home improvement). Attempting to calculate such metrics accurately would be infeasible as most personnel and overhead in virtually every department and area would need to be allocated across many websites using arbitrary assumptions. For example, marketing expenses in many areas are pooled across product lines; allocating a shared ad campaign across websites is not meaningful as the exact impact on each website is not precisely measurable. As a result, the Company publishes internally, and the chief operating decision-maker regularly reviews, the consolidated consumer Internet division's adjusted EBITDA and operating results to determine how resources should be allocated throughout this segment and to assess its performance. As the Company develops or acquires website businesses in additional consumer categories, the Company's resources will be extended to these categories as well.

  Licensing

        The licensing operating segment includes two divisions: (1) Autodata Solutions, Inc. ("Autodata"), and (2) Jelsoft Enterprises Limited ("Jelsoft").

  Autodata

        The Autodata division, which licenses technology and content to automotive manufacturers, dealers and related vendors in North America, is headquartered in London, Ontario, Canada.

        Jelsoft

        Jelsoft, a licensor of vBulletin, a bulletin board software package, and provider of customer support, is headquartered in Pangbourne, Berkshire, United Kingdom. The Company acquired Jelsoft in June 2007. Because the Company only recently acquired Jelsoft, Jelsoft's year-to-date contribution to the Company's revenue, adjusted EBITDA and net income is de minimis.

        Both divisions are managed by an empowered segment manager who is directly accountable to and maintains regular contact with the chief operating decision-maker.

Item 15. Recent Sales of Unregistered Securities, page II-2

55.
On page F-41, you state that you granted 1,259,467 and 14,000 options under the 1998 and 2000 Stock Plans subsequent to your December 31, 2006 fiscal year-end. Please revise this section to include these grants.

  RESPONSE TO COMMENT 55:

        The Company has revised the disclosure on page II-3 to reflect the Staff's comment.

56.
Please revise to note the value of the assets that were provided for your securities.

  RESPONSE TO COMMENT 56:

        In response to the Staff's comment, the Company has revised the disclosure on page II-2 to reflect information which the Company has publicly disclosed.

57.
Please provide us with a detailed analysis of your reliance on the exemption provided by Rule 701 in issuing the shares of restricted common stock and stock options. In particular, please note how you met the requirements of Rule 701(d) and 701(e).

  RESPONSE TO COMMENT 57:

        The Company is an issuer eligible to use Rule 701 of Regulation D, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Company is neither a company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act nor an investment company registered or required to be registered under the Investment Company Act of 1940. Further, the option grants described in Items 8-10 on page II-3 of Amendment No. 1, some of which relate to the issuance of shares described in Items 11-13 on page II-3, are transactions eligible for exemption under Rule 701 as offers and sales of securities under written compensatory benefit plans and written compensation contracts entered into by the Company for the participation of its employees and directors. The aggregate sales price of options granted by the Company in reliance upon Rule 701 since January 1, 2004 and not subsequently cancelled (the "Options") has not exceeded, in any consecutive twelve-month period, 15% of the total assets of the Company. Further, pursuant to Rule 701(e), the Company has delivered to each option grant recipient the required disclosure documents a reasonable period of time before the date of exercise of any Option.

Exhibits

        Please file the legal opinion with your next amendment, or provide us with a draft legal opinion. We must review your opinion and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

  RESPONSE:

        We are supplementally providing a draft legal opinion under separate cover.

        Please direct your questions or comments regarding this response letter or Amendment No. 1 to the undersigned at (213) 683-9144. Thank you for your assistance.

Respectfully submitted, /s/ MARK H. KIM Mark H. Kim

cc:	Robert N. Brisco, Internet Brands, Inc.
B. Lynn Walsh, Internet Brands, Inc.
Zach Maurus, Credit Suisse Securities (USA) LLC
Aron Bohlig, Credit Suisse Securities (USA) LLC
Blake Warner, Thomas Weisel Partners
Alan Denenberg, Davis Polk & Wardwell